SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                               AMERICAN SKIING COMPANY
------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 per share
------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000296541
------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen Feinberg
                           450 Park Avenue, 28th Floor
                            New York, New York 10022
                                (212) 891-2100
------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  December 13, 1998
------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box.     [X]







                                 Page 1 of 7 Pages

<page


________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Stephen Feinberg
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  / /
                                                                (b)  / /
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                 *
SHARES   _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                *
OWNED BY    ____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                *
REPORTING ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                *
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,386,871
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 / /
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              14.13%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  Page 2 of 7 Pages



* The person filing this statement is Stephen Feinberg. Stephen Feinberg indirectly, through one or more partnerships or other entities (the "Management Entities"), possesses voting and investment power over all 36,626 shares of 10 1/2% Preferred Stock (the "Preferred Shares") of American Skiing Company (the "Company"), which are convertible at any time into 2,141,871 shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Madeleine LLC is the record holder of the 2,141,871 shares of Common Stock on behalf of various private investment funds managed by the Management Entities. Madeleine disclaims any beneficial ownership of the Preferred Shares and the underlying Common Stock.

      Mr. Feinberg also possesses voting and investment power over an aggregate of 245,000 shares of Common Stock held of record by (i) Cerberus Partners, L.P. ("Cerberus Partners"), (ii) Cerberus International Ltd. ("Cerberus International"), (iii) Ultra Cerberus Fund Ltd. ("Ultra"), and (iv) various persons and entities for which Mr. Feinberg possesses certain investment authority (the "Funds"). Cerberus Partners is the record owner of 53,500 shares of Common Stock, Cerberus International is the record owner of 118,000 shares of Common Stock, Ultra is the record owner of 8,500 shares of Common Stock, and the Funds are the record owner of 65,000 shares of Common Stock.







































                               Page 3 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

          The Schedule 13D initially filed on November 24, 1997 (the "Schedule 13D"), by Stephen Feinberg, relating to the Common Stock of the Company, whose principal executive offices are located at P.O. Box 450, Bethel, Maine 04217, is hereby amended by this Amendment No. 1 to the
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)	Stephen Feinberg indirectly, through the Management Entities, possesses voting and investment power over all shares of Common Stock held of record by Madeleine on behalf of various private investment funds, which are managed by the Management Entities, which are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature (the "Investment Program"). Mr. Feinberg also possesses voting and investment power over all shares of Common Stock held of record by Cerberus Partners, a Delaware limited partnership, Cerberus International, a Bahamian company, Ultra Cerberus Fund Ltd., a Bahamian company, and the Funds, each of which is engaged in the Investment Program.

(b) The address of the principal place of business and principal office of Stephen Feinberg is 450 Park Avenue, 28th Floor, New York, New York 10022.

(c) The principal occupation of Stephen Feinberg is as the General Partner of Feinberg Management L.P., 450 Park Avenue, 28th Floor, New York, New York, 10022, and other related investment firms.

(d) Stephen Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Stephen Feinberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  Stephen Feinberg is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

          Madeleine acquired the Preferred Shares in exchange for 17,500 shares of Series A Exchangeable Preferred Stock of the Company, plus accrued dividends, and $17,500,000 aggregate principal amount of the Company's 14% Senior Exchangeable Notes, plus accrued interest.

          Cerberus Partners acquired 53,500 shares of Common Stock for $671,960, including commissions, from its working capital.

          Cerberus International acquired 118,000 shares of Common Stock for $1,482,080, including commissions, from its working capital.

                            Page 4 of 7 Pages

          Ultra acquired 8,500 shares of Common Stock for $106,760, including commissions, from its working capital.

          The Funds acquired 65,000 shares of Common Stock for $816,400, including commissions, from their working capital.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Feinberg is based on an aggregate of 16,891,871 shares of common stock, including 14,750,000 shares of Common Stock outstanding at December 22, 1997, as reflected in the quarterly report of the Company on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended October 26, 1997, plus 2,141,871 shares of Common Stock underlying the 36,626 Preferred Shares, beneficially owned by Stephen Feinberg. For purposes of calculating the percentages herein, the number of shares of Common Stock underlying the Preferred Shares beneficially owned by the reporting person have been added to the number of shares of Common Stock outstanding as though such Preferred Shares had been converted to Common Stock.

          (b) Stephen Feinberg possesses voting and investment power over all of the Preferred Shares and the Common Stock. Stephen Feinberg owns directly no Preferred Shares or shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Stephen Feinberg may be deemed to own beneficially the 2,141,871 shares of Common Stock held of record by Madeleine, the 53,500 shares of Common Stock held of record by Cerberus Partners, the 118,000 shares of Common Stock held of record by Cerberus International, the 8,500 shares of Common Stock held of record by Ultra, and the 65,000 shares of Common Stock held of record by the Funds, constituting approximately 14.13% of the Common Stock outstanding. Madeleine disclaims beneficial ownership of any Preferred Shares or the underlying Common Stock.

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.









                               Page 5 of 7 Pages

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    January 21, 1998



                                    /s/____________________
                                    Stephen Feinberg, in his capacity as
                                    Managing Member of Cerberus
                                    Associates, LLC, the General Partner
                                    of Cerberus Partners and as
                                    Investment Manager of each of
                                    Cerberus International, Ultra, and
                                    the Funds































                                 Page 6 of 7 Pages

                                   Schedule A



Date of       Record     Number of Shares              Price Per Share
Transaction   Owner      Purchased/(Sold)              (including
                                                       commissions,
                                                       if any)

1/13/98      Cerberus
             Partners       53,500                       12.56

1/13/98      Cerberus
             International  118,000                      12.56

1/13/98      Ultra          8,500                        12.56

1/13/98      the Funds      65,000                       12.56



























                               Page 7 of 7 Pages